As filed with the U.S. Securities and Exchange Commission on May 30, 2017

Registration No. 333-218141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TOTAL ENERGY SERVICES INC.

(Exact Name of Registrant as Specified in Its Charter)

ALBERTA	1381, 7350, 7359, 4700, 3533,	98-0423290
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

2550, 300 - 5th Avenue S.W.,

Calgary, Alberta, Canada, T2P 3C4

(403) 698-8445

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

111 8th Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Copies to:

Cameron M. Danyluk, Esq. Total Energy Services Inc. 2550, 300 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3C4 (403) 698-8445	Christopher J. Cummings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 77 King Street West Suite 3100 Toronto, Ontario, Canada M5K 1J3 Tel: 416-504-0522 Fax: 416-504-0530	Nicholas P. Fader, Esq. John E. Piasta, Esq. Bennett Jones LLP 4500 Bankers Hall East 855 - 2nd Street S.W. Calgary, Alberta, Canada T2P 4K7 (403) 298-3333

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the registration statement on Form F-80 filed with the U.S. Securities and Exchange Commission on May 22, 2017 (File No. 333-218141) (the “Registration Statement”), is filed solely to include as exhibits hereto a material change report of Savanna Energy Services Corp. (“Savanna”), dated May 29, 2017 and the Notice of Annual and Special Meeting and Management Information Circular of Total Energy Services Inc. (the “Registrant”), dated May 26, 2017, each of which is incorporated by reference into the Circular (as defined in the Registration Statement).

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Certain Persons

Under Section 124 of the Business Corporations Act (Alberta) (the “ABCA”), the Registrant may indemnify a present or former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and such director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

The Registrant may, subject to the approval of the Court of Queen’s Bench of Alberta, indemnify a person referred to above in respect of an action by or on behalf of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, to procure a judgment in its favor, to which such director or officer is made a party by reason of being or having been a director or an officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action if (i) the director or officer acted honestly and in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

Notwithstanding the foregoing, a person referred to above shall be entitled to indemnity from the Registrant in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defense of any civil, criminal, or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate of which the Registrant is or was a shareholder or creditor, if the person seeking indemnity: (i) was substantially successful on the merits of such person’s defense of the action or proceeding, (ii) such person acted honestly and in good faith with a view to the best interests of the corporation, (iii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful, and (iv) is fairly and reasonably entitled to indemnity.

A corporation may advance funds to a person referred to above for the costs, charges and expenses of a proceeding; however, the person shall repay the moneys if the individual does not fulfill the conditions set out in (i), (ii), (iii) and (iv) above.

Under the ABCA, the Registrant may purchase and maintain insurance for the benefit of any persons referred to above against any liability incurred by the person in their capacity as a director or officer of the Registrant, or in their capacity as a director or officer, or similar capacity, of another body corporate, if the individual acted in such capacity at the Registrant’s request, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation or the body corporate, as applicable.

The bylaws of the Registrant provide that, subject to section 124 of the ABCA, except in respect of an action by or on behalf of the Registrant or body corporate to procure a judgment in its favor, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if such person (i) acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission (the “Commission”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of the Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits, which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1*	Circular, dated May 19, 2017.

1.2*	Letter of transmittal.

1.3*	Amalgamation agreement, dated May 19, 2017.

3.1*	Annual information form of the Registrant, dated March 7, 2017 for the year ended December 31, 2016.

3.2*	Audited consolidated financial statements of the Registrant, as at and for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof.

3.3*	Management’s discussion and analysis of results of operations and financial condition of the Registrant, for the year ended December 31, 2016.

3.4*	Management information circular of the Registrant, dated April 12, 2016 in respect of the annual meeting of shareholders held on May 19, 2016.

3.5*	Management information circular of the Registrant, dated January 11, 2017 in respect of the special meeting of shareholders held on February 15, 2017.

3.6*	Unaudited consolidated interim financial statements of the Registrant, for the three period ended March 31, 2017 and notes related thereto.

3.7*	Management’s discussion and analysis of results of operations and financial condition of the Registrant, for the three month period ended March 31, 2017.

3.8*	Material change report of the Registrant, dated March 31, 2017.

3.9*	Material change report of the Registrant, dated April 12, 2017.

3.10*	Annual information form of Savanna, dated March 30, 2017 for the year ended December 31, 2016.

3.11*	Audited consolidated financial statements of Savanna, as at and for the years ended December 31, 2016 and 2015 and notes and the auditor’s report in respect thereof.

3.12*	Management’s discussion and analysis of results of operations and financial condition of Savanna, for the year ended December 31, 2016.

3.13*	Management information circular of Savanna, dated April 15, 2016 in respect of the annual meeting of shareholders held on May 26, 2016.

3.14*	Unaudited consolidated interim financial statements of Savanna, for the three period ended March 31, 2017 and notes related thereto.

3.15*	Management’s discussion and analysis of results of operations and financial condition of Savanna, for the three month period ended March 31, 2017.

3.16*	Material change report of Savanna, dated March 17, 2017.

3.17*	Material change report of Savanna, dated April 3, 2017.

3.18*	Material change report of Savanna, dated April 11, 2017.

3.19*	Material change report of Savanna, dated May 2, 2017.

3.20**	Material change report of Savanna, dated May 29, 2017.

3.21**	Notice of Annual and Special Meeting and Management Information Circular of the Registrant, dated May 26, 2017 in respect of the annual and special meeting of shareholders to be held on June 27, 2017.

4.1*	Consent of KPMG LLP.

4.2*	Consent of Deloitte LLP.

4.3*	Consent of Burnet, Duckworth & Palmer LLP.
5.1*	Powers of Attorney.

*	Previously filed.
**	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, province of Alberta, country of Canada, on this 30th day of May, 2017.

TOTAL ENERGY SERVICES INC.

By:	/s/ Daniel Halyk
Name:	Daniel Halyk
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Daniel Halyk	President, Chief Executive Officer and Director (Principal Executive Officer)
Daniel Halyk May 30, 2017

*	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)
Yuliya Gorbach May 30, 2017

*	Chairman of the Board of Directors
Bruce Pachkowski May 30, 2017

*	Director
Gregory Fletcher May 30, 2017

*	Director
Randy Kwasnicia May 30, 2017

Director
Greg Melchin

Director
Andrew Wiswell

*By:	/s/ Daniel Halyk
Name:	Daniel Halyk Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 1 to the registration statement, solely in the capacity of the duly authorized representative of Total Energy Services Inc. in the United States, on this 30th day of May, 2017.

PUGLISI & ASSOCIATES		Authorized Representative in the United States
By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director